Exhibit 7

SECTION 16 AND SECTION 13(d)
POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Michelle L. Campbell, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1)　　　　execute for and on behalf of the undersigned, in the undersigned's capacity as "Managing Director" of (i) Brookfield Property Master Holdings LLC, (ii) Brookfield Property Group LLC and (iii) Brookfield REIT Adviser LLC (collectively, the "Companies"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder, and Schedule 13D in accordance with Section 13(d) of the Exchange Act and the rules thereunder (collectively, the "Ownership Disclosures");

(2)　　　　do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute the Ownership Disclosures and timely file such applicable form or schedule with the U.S. Securities and Exchange Commission and any stock exchange or similar authority; and

(3)　　　　take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor are the Companies assuming, any of the undersigned's responsibilities to comply with the Ownership Disclosures under the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file the Ownership Disclosures with respect to the undersigned's capacity as an officer or holdings of and transactions in securities issued or owned by the Companies, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. In affixing his or her signature to this Power of Attorney, the undersigned hereby revokes any and all previously executed Powers of Attorney for the same or similar purposes.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 18th day of December, 2025.

By:　　　/s/ Melissa Lang
Name:　　Melissa Lang
Title:　　Managing Director